

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-mail
Mr. Richard A. Hubbell
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

> **Re: RPC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-8726**

Dear Mr. Hubbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Risk Factors, page 9

Our Operations may be adversely affected if we are unable to comply with regulatory and environmental laws, page 10

1.   You disclose on page 3 that pressure pumping accounted for 55% of 2011 revenues, and that pressure pumping services include hydraulic fracturing to stimulate production. We also note the risks you identify under the risk factor captioned "Our business has potential liability…." In this risk factor, you disclose that regulations curtailing exploration and development of oil and gas fields would adversely affect your operations by limiting demand for your services, and also that you have the potential for environmental liabilities. Please add a new risk factor to disclose in necessary detail the regulatory, financial, and/or operational risks posed to you by your provision of hydraulic fracturing

services, including the risks posed to you by regulations that have been adopted by states in which you operate and/or by the federal government.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director